March 31, 2008

Dear Shareholder:

You should recently have received a package of materials in respect of our annual meeting of shareholders. Regrettably, an error was contained in our Notice of Meeting with respect to the date of our annual meeting.

The annual meeting will be held at the Metro Toronto Convention Centre, 255 Front Street West, Toronto, Ontario on Wednesday, May 7, 2008, at 12:00 p.m. (Eastern Standard Time).

A corrected Notice of Meeting is enclosed herewith.

Anthony Lam
Chief Financial Officer
Points International Ltd.